Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF
THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

MARC WOLINSKY
STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA
ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP
RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

51 WEST 52ND STREET

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ERIC M. ROSOF

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ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

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EMIL A. KLEINHAUS

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RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

SABASTIAN V. NILES

ALISON ZIESKE PREISS

TIJANA J. DVORNIC

JENNA E. LEVINE

RYAN A. McLEOD

NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403 -1000
FACSIMILE: (212) 403 -2000

GEORGE A. KATZ (1965-1989)
JAMES H. FOGELSON (1967-1991)
LEONARD M. ROSEN (1965-2014)

OF COUNSEL

WILLIAM T. ALLEN	DAVID S. NEILL
MARTIN J.E. ARMS	BERNARD W. NUSSBAUM
MICHAEL H. BYOWITZ	LAWRENCE B. PEDOWITZ
PETER C. CANELLOS	ERIC S. ROBINSON
DAVID M. EINHORN	PATRICIA A. ROBINSON*
KENNETH B. FORREST	ERIC M. ROTH
THEODORE GEWERTZ	PAUL K. ROWE
RICHARD D. KATCHER	DAVID A. SCHWARTZ
MEYER G. KOPLOW	MICHAEL W. SCHWARTZ
DOUGLAS K. MAYER	STEPHANIE J. SELIGMAN
ROBERT B. MAZUR	ELLIOTT V. STEIN
MARSHALL L. MILLER	WARREN R. STERN
PHILIP MINDLIN	PATRICIA A. VLAHAKIS
ROBERT M. MORGENTHAU	AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL

DAVID M. ADLERSTEIN	PAULA N. GORDON
AMANDA K. ALLEXON	NANCY B. GREENBAUM
LOUIS J. BARASH	MARK A. KOENIG
FRANCO CASTELLI	LAUREN M. KOFKE
DIANNA CHEN	J. AUSTIN LYONS
ANDREW J.H. CHEUNG	ALICIA C. McCARTHY
PAMELA EHRENKRANZ	S. CHRISTOPHER SZCZERBAN
KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER
ADAM M. GOGOLAK

September 8, 2017

H. Roger Schwall
Assistant Director
Office of Natural Resources
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	EQT Corporation
Registration Statement on Form S-4
Filed July 27, 2017
File No. 333-219508

Dear Mr. Schwall:

On behalf of EQT Corporation (“EQT” or the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-4 filed with the Commission on July 27, 2017 (the “Registration Statement”) contained in your letter dated August 24, 2017 (the “Comment Letter”).

We note that, in connection with this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 1”) electronically via the EDGAR system on the date hereof.

We are separately furnishing to the Staff two courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold and corresponds to the numbered comment contained in the Comment Letter, followed by the Company’s response.  Terms not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

General

1.                                      Please revise your amended filing to address the class action complaint filed on August 2, 2017 in Delaware federal court, challenging the proposed merger and alleging violations of Sections 14(a) and 20(a) of the Exchange Act.

Response: The Registration Statement has been revised in response to the Staff’s comment.  Please see page 144 of Amendment No. 1.

The Merger

Background of the Merger, page 56

2.                                      Please provide us supplementally with copies of any non-public information — board books, documents, financial forecasts (including “preliminary financial and strategic considerations”), projections and presentations — used by the companies in the merger negotiations.  We may have additional comments.

Response: The presentation materials prepared by Citigroup Global Markets Inc. (“Citi”) in connection with its opinion, dated June 19, 2017, to the EQT board summarized under the caption “Opinion of EQT’s Financial Advisor” are being provided to the Staff under separate cover by counsel for Citi on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended.  In accordance with such Rules, counsel for Citi has requested that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto. By separate letter, counsel for Citi also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

The confidential presentation materials prepared by Barclays Capital Inc. (“Barclays”) in connection with its opinion, dated June 19, 2017, to the board of Rice Energy Inc. (“Rice”) summarized under the caption “Opinion of Rice’s Financial Advisor” are being provided to the Staff under separate cover by counsel for Barclays on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, counsel for Barclays is requesting that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto. Counsel for Barclays is also requesting confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

3.                                      Explain why Rice and EQT decided not to pursue further discussions in July of 2015.

Response: The Registration Statement has been revised in response to the Staff’s comment.  Please see page 58 of Amendment No. 1.

4.                                      We note from your disclosure that Company A discontinued merger negotiations in August 2016, on account of changes in the trading price of Rice Energy’s stock relative to its own.  In order to place the Rice Energy board’s consideration of possible alternatives in context, please revise to discuss whether the Rice Energy board attempted to re-engage Company A in March 2017 once the company agreed to reconvene merger discussions with EQT.

Response: The Registration Statement has been revised in response to the Staff’s comment.  Please see page 63 of Amendment No. 1.

5.                                      Unlike your discussion of earlier terms proposed by EQT, you do not indicate the premium offered on May 4, 2017 or in later discussions.  Nor do you indicate the market price of each company so that investors can calculate the premium.  Please advise or revise.

Response: The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 63-64 of Amendment No. 1.

6.                                      We note a number of references to “open deal points” in your later discussion in this section, after EQT and Rice Energy began to consider formal proposals.  Please revise to more fully describe these deliberations and clarify how the terms evolved during the course of these discussions.  Please also elaborate on the financial underpinnings of the implied value calculations reflected in the various proposals and counterproposals.

Response: The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 65-68 of Amendment No. 1.

7.                                      To the extent that the series of calls conducted on June 4, 2017 impacted any executive officers, please also provide more details.

Response: The Staff is hereby advised that the series of calls conducted on June 4, 2017 did not impact any executive officers.

8.                                      Please expand further on the Rice Energy board’s rationale in concluding that Company C could not potentially provide a proposal superior to the EQT proposal, in light of your representation that Company C had not yet provided significant detail regarding an alternative combination transaction on the June 15, 2017 call.

Response: The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 63 and 67 of Amendment No. 1.

Opinion of EQT’s Financial Advisor, page 85

Opinion of Rice’s Financial Advisor, page 106

9.                                      Please supplement your disclosure in the above-referenced sections to explain whether Rice Energy equity award conversions impacted the analysis undertaken by Citi and Barclays, respectively, in connection with the rendering of the fairness opinions.

Response: The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 89 and 110 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Statements

Note 2 — Pro Forma Adjustments and Assumptions, page 167

10.                               Revise to provide a qualitative description of the factors that make up the goodwill recognized on a pro forma basis in connection with the merger consistent with FASB ASC 805-30-50-1a.  In addition, separately disclose each significant class of intangible asset recognized on a pro forma basis.

Response: The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 170-171 of Amendment No. 1.

11.                               Pro forma adjustment (c) relates to the planned issuance of new senior notes, the planned upsize of your revolving credit facility, and the planned extinguishment of outstanding indebtedness of Rice Energy Inc.  As these adjustments appear to relate to actions management intends to take in response to the merger transaction, tell us how they are consistent with Rules 11-02(a) and 11-02(b)(6) of Regulation S-X.

Response:  The Company respectfully advises the Staff that it believes that the planned issuance of senior notes, the planned extinguishment of indebtedness of Rice and the upsizing of EQT’s revolving credit facility are factually supportable, directly attributable to the transaction, and expected to have a continuing impact on the statement of operations and, as such, are properly included in the pro forma financial statements in accordance with Rules 11-02(a) and 11-02(b)(6) of Regulation S-X.

Financing is necessary to fund the cash portion of the merger consideration and other transactions relating to the merger.  While the Company secured bridge loan facility commitments to ensure that, together with cash on hand and borrowings under EQT’s revolving credit facility, sufficient cash would be available at closing, the interest rate and terms of the bridge facility commitments are significantly less favorable than those EQT believes it can obtain with longer-term traditional financing in a capital markets transaction.  Likewise, the interest rate and terms on the indebtedness of Rice are significantly less favorable than what EQT believes it can obtain in such a capital markets transaction given the Company’s investment grade credit rating.  As a result, the Company expects to issue new senior notes to assist in funding the cash consideration required for the merger and the extinguishment of certain Rice indebtedness in connection with closing.  The new senior notes are expected to be mandatorily redeemable in the event the merger does not close by a certain date.

Given these circumstances, the planned issuance of new senior notes and extinguishment of the Rice indebtedness are directly attributable to the merger.  These activities are factually supportable given the observation of current or recent interest rates, terms and capital market activity for transactions of comparable size by companies of comparable credit rating.  These transactions will have a continuing impact on the statement of operations through the reduction in interest expense as a result of these transactions.

With respect to the upsizing of EQT’s revolving credit facility, the Company completed an amendment of the facility during the third quarter in anticipation of the merger.  The amended facility currently has commitments equal to those under EQT’s previously existing facility, but includes an incremental $1 billion of commitments that will become available in connection with closing the merger.  EQT’s previously existing facility did not expire until 2019; the Company amended the facility at this time in anticipation of the merger.  As such, the planned upsizing of EQT’s revolving credit facility is directly attributable to the merger and is factually supportable with the actual interest rate and financing fees incurred on the transaction.  This upsize will have a continuing impact on the statement of operations through the amortization of the related financing fees into interest expense.

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 171-172 of Amendment No. 1.

12.                               Revise your disclosure related to adjustment (i) to explain your basis for using a tax rate for your pro forma income tax adjustments which appears to differ from the statutory rate.

Response: The Registration Statement has been revised in response to the Staff’s comment.  Please see page 173 of Amendment No. 1.

Note 4 — Supplemental Pro Forma Natural Gas, NGLs and Crude Oil Reserves Information, page 174

13.                               Revise your disclosure of pro forma proved reserves to provide the total reserve quantities for all products.  Refer to SAB Topic 2D along with FASB ASC 932-235-50-4 and 55-2.

Response: The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 176-178 of Amendment No. 1.

*                               *                                *                               *                                *                               *

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1347 or by email at SACohen@wlrk.com or Victor Goldfeld at (212) 403-1005 or by email at VGoldfeld@wlrk.com.

Sincerely,

/s/ Steven A. Cohen
Steven A. Cohen

cc:	Lewis B. Gardner, EQT Corporation
Victor Goldfeld, Wachtell, Lipton, Rosen & Katz
William E. Jordan, Rice Energy Inc.
Stephen M. Gill, Vinson & Elkins LLP